Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department Country/City Code 8862 Tel: 2656-8096 IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2021 Financial Results

TAIPEI, Taiwan, March 31, 2022 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2021.

Highlights for Year Ended December 31, 2021

For 2021, GigaMedia reported revenues of $5.5 million, with a gross profit of $2.9 million, an operating loss of $4.0 million and the net loss of $3.4 million.

Compared to the prior year, the losses widened in spite of a fair gross margin rate, mainly because revenues from certain licensed games decreased as our Japanese and Korean licensors were considerably impacted by the covid-19 pandemic, and delays of supports, upgrades and new contents affected the sustaining of interest in the games. Along with recent easing of restrictions, there are signs of improvement, but still not returning to the pre-pandemic level.

And secondly, in exploring and evaluating prospects of strategic investment opportunities, more professional services of legal, valuation and other specialists were engaged. Meanwhile, our interest income was markedly reduced as the interest rate had been held down at near zero in the past year.

As for our $10 million investment in Aeolus convertible note, Aeolus has made progress in business development, and successfully attracted new investors and carried out in late 2021 its Series B Financing of totally more than $37 million at a subscription price slightly higher than $3 or other applicable prices. Considering that after the financing, Aeolus would become cash abundant with a stronger financial position to pursue expansion more resourcefully, we elected to take the 10% discount of the conversion price to convert up to 20%, or $2 million, of the principal amount of the note at $2.718 into 735,835 shares of the Series B preferred shares. After the conversion, the outstanding principal amount under the note is $8 million, and our right to elect to convert the remaining amount upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of $3.00 per share, is not affected.

Fourth Quarter and Full Year Overview

•

Consolidated 4Q revenues decreased by 19.6% quarter-on-quarter mainly due to seasonality, and by 11.4% year-over-year as certain of our licensed games have entered the decline stage. Full year revenues decreased by 20.1% to $5.5 million from $6.9 million in 2020.

•

Loss from operations for 4Q was $1.2 million, representing a loss increase from $0.8 million in 3Q, mainly due to a decrease in gross profit and a slight increase in selling and marketing expenses. Full year operating loss was $4.0 million, representing a loss increase of $1.8 million from approximately $2.2 million for 2020.

•	The net asset value was approximately $4.58 per share as of the end of 2021.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2021

GIGAMEDIA FY21UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY21	FY20	Change (%)
Revenues	5,492	6,875	-20.1%
Gross Profit	2,908	3,919	-25.8%
Loss from Operations	(3,974)	(2,152)	NM
Net Loss Attributable to GigaMedia	(3,431)	(1,293)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.31)	(0.12)	NM
EBITDA (A)	(3,702)	(1,899)	NM
Cash, Cash Equivalents and Restricted Cash	41,762	46,002	-9.2%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•	Consolidated revenues for the year ended December 31, 2021 was $5.5 million, decreased from $6.9 million in the prior year. The decrease was mainly as revenues from certain licensed games declined.
•	Consolidated loss from operations for 2021 was $4.0 million, compared to a loss of $2.2 million in the last year. The increase of loss was due to the decline of revenues.
•	Consolidated net loss for 2021 was $3.4 million, increased from $1.3 million in the prior year. Loss per share for 2021 was $0.31 per share, compared to $0.12 last year.

•	Cash, cash equivalents and restricted cash at the year end of 2021 amounted to $41.8 million.

For the Fourth Quarter

GIGAMEDIA 4Q21 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q21	3Q21	Change (%)	4Q21	4Q20	Change (%)
Revenues	1,257	1,564	-19.6%	1,257	1,418	-11.4%
Gross Profit	607	877	-30.8%	607	818	-25.8%
Loss from Operations	(1,151)	(842)	NM	(1,151)	(607)	NM
Net Loss Attributable to GigaMedia	(992)	(728)	NM	(992)	(340)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.09)	(0.07)	NM	(0.09)	(0.03)	NM
EBITDA (A)	(1,051)	(791)	NM	(1,051)	(411)	NM
Cash, Cash Equivalents and Restricted Cash	41,762	43,152	-3.2%	41,762	46,002	-9.2%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

Fourth-Quarter Financial Results

•

Consolidated revenues for the fourth quarter of 2021 decreased by 19.6% quarter-on-quarter from $1.6 million to $1.3 million mainly due to seasonality, and decreased by 11.4% year-over-year mainly as revenues from certain licensed games declined.

•	Consolidated loss from operations of the fourth quarter of 2021 was $1.2 million, compared to a loss of $0.8 million in the last quarter.
•	Consolidated net loss of the fourth quarter of 2021 was $1.0 million, increased from a net loss of $0.7 million in the last quarter.
•	Cash, cash equivalents and restricted cash at the end of the fourth quarter of 2021 amounted to $41.8 million, which slightly decreased from $43.2 million at the end of the prior quarter.

Financial Position

GigaMedia maintained its solid financial position. Cash, cash equivalents and restricted cash amounted to $41.8 million, or approximately $3.78 per share, along with zero bank loan. Our shareholders’ equity was approximately $50.6 million of as of December 31, 2021.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 31, 2022. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the following quarters, we will be dedicated to improving our in-house offerings as well as maintaining satisfactory working relationships with our licensors,” said GigaMedia CEO James Huang. “It is very critical to our steady growth and long-term profitability for future years.”

Meanwhile, besides the investment in Aeolus, our management continues evaluating and pursuing prospects of strategic investment target that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2021 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia’s digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2021 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2021	09/30/2021	12/31/2020	12/31/2021	12/31/2020
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,257,099	1,564,208	1,417,636	5,492,333	6,875,225
Other revenues	—	—	—	—	—
	1,257,099	1,564,208	1,417,636	5,492,333	6,875,225
Operating costs
Cost of Digital entertainment service revenues	649,791	687,198	599,458	2,584,434	2,956,289
Cost of other revenues	—	—	—	—	—
	649,791	687,198	599,458	2,584,434	2,956,289
Gross profit	607,308	877,010	818,178	2,907,899	3,918,936
Operating expenses
Product development and engineering expenses	363,917	365,732	324,404	1,448,604	1,326,987
Selling and marketing expenses	495,573	459,519	466,093	1,729,039	1,618,560
General and administrative expenses and others	896,967	893,651	634,118	3,697,284	3,120,665
Impairment losses	—	—	—	—	—
Other	2,020	33	163	6,755	5,262
	1,758,477	1,718,935	1,424,778	6,881,682	6,071,474
Loss from operations	(1,151,169)	(841,925)	(606,600)	(3,973,783)	(2,152,538)
Non-operating income (expense)
Interest income	64,892	68,084	73,403	291,756	613,016
Foreign exchange gain (loss) - net	40,261	(32,305)	142,951	121,738	198,694
Gain on disposal of investments	165	79,411	—	79,576	—
Other - net	53,605	(1,292)	50,256	49,680	47,423
	158,923	113,898	266,610	542,750	859,133
Loss from continuing operations before income taxes	(992,246)	(728,027)	(339,990)	(3,431,034)	(1,293,405)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(992,246)	(728,027)	(339,990)	(3,431,034)	(1,293,405)
Loss per share attributable to GigaMedia
Basic:	(0.09)	(0.07)	(0.03)	(0.31)	(0.12)
Diluted:	(0.09)	(0.07)	(0.03)	(0.31)	(0.12)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2021	09/30/2021	12/31/2020
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	41,455,445	42,851,769	45,702,352
Accounts receivable - net	264,890	300,895	274,583
Prepaid expenses	400,954	436,201	87,728
Restricted cash	306,411	300,000	300,000
Other receivables	473	15,462	3,579
Other current assets	154,344	158,343	157,021
Total current assets	42,582,517	44,062,670	46,525,263

Marketable securities - noncurrent	10,053,333	10,000,000	10,000,000
Property, plant & equipment - net	87,806	45,427	21,852
Intangible assets - net	11,745	7,376	3,640
Prepaid licensing and royalty fees	35,017	57,030	130,718
Other assets	2,407,331	2,518,871	341,701
Total assets	55,177,749	56,691,374	57,023,174

Liabilities and equity
Accounts payable	118,343	40,154	69,931
Accrued compensation	236,316	395,323	474,456
Accrued expenses	1,199,039	1,396,646	1,041,256
Unearned revenue	880,203	912,399	949,853
Other current liabilities	752,573	842,110	387,712
Total current liabilities	3,186,474	3,586,632	2,923,208
Other liabilities	1,408,125	1,518,425	3,103
Total liabilities	4,594,599	5,105,057	2,926,311
Total equity	50,583,150	51,586,317	54,096,863
Total liabilities and equity	55,177,749	56,691,374	57,023,174

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2021	9/30/2021	12/31/2020	12/31/2021	12/31/2020
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(992,246)	(728,027)	(339,990)	(3,431,034)	(1,293,405)
Depreciation	3,889	2,936	1,192	11,647	2,833
Amortization	2,254	2,252	1,252	8,758	4,876
Interest income	(64,892)	(68,084)	(73,403)	(291,756)	(613,016)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(1,050,995)	(790,923)	(410,949)	(3,702,385)	(1,898,712)